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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software's iBOLT Breaks Into The Telecom Industry With Deal Wins At Two Of The World’s Leading Wireless Companies

Revenues Expected From New Contracts Estimated At $1.5M Over Two Years

Irvine, California (April 19, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today significant new iBOLT deal wins at two of the world’s leading telecom companies. The revenue expected from the new contracts is estimated at $1.5M over two years.

After many years of high growth, the mobile market is slowing despite the increased level of competition and rapidly falling prices. Many markets have now reached saturation point. Wireless communication companies are faced with growing competition where the major differentiators and competitive advantage points are customer service and product offerings to attract and retain customers.

iBOLT Integration Suite delivers an affordable business integration framework that empowers wireless communication companies to dramatically improve business performance (www.magicsoftware.com/ibolt) in this tough market. iBOLT provides system integrators and corporate development teams with a comprehensive platform for integrating front and back office applications, billing and inventory systems, customer service solutions and ordering systems.

iBOLT enables the design, deployment and integration of systems that can empower customers with on-demand billing information and other real-time services. iBOLT can also help to provide organizations with a single view of their customer across internal entities, increasing services levels while reducing cost. iBOLT is designed to integrate smoothly into existing telecom infrastructures, enabling faster implementation of new and updated systems, future proofing for business expansion, seamless interoperability and rapid return on investment.

“Since its inception in 2003, iBOLT has been targeted at the telecom industry as one of its primary verticals,” said Menachem Hasfari, CEO of Magic Software. “iBOLT provides a comprehensive business integration platform  for telecom companies that enables increased competitive advantage and more efficient customer service. By promoting these benefits, we have succeeded in a short timeframe to penetrate some of the top wireless communication companies in the world. We expect this trend will go on and we will continue to see new business for iBOLT in our target vertical markets.”

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, www.magicsoftware.com.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 19 April, 2004